Exhibit 99.2

News release…

Date: 16 December 2004
Ref: PR394g

Rio Tinto’s successful bid expands Antelope coal reserves

Rio Tinto's wholly owned US subsidiary, Kennecott Energy Company (KEC), has expanded its Antelope mine coal reserves in Wyoming’s Powder River Basin following a successful bid of 75.1 cents per ton or US$146.3 million for the West Antelope tract.

The West Antelope tract contains 195 million tons of premium in-situ coal reserves. The acquisition will increase Antelope’s current recoverable reserves to about 400 million tons and will provide the mine with a new opportunity to optimise current facilities and mining strategies.

The coal produced at Antelope mine is attractive to customers because of its energy content (8800 Btu coal) and for its low sulphur content. Antelope currently produces 30 million tons per annum.

Bret Clayton, KEC’s president and chief executive said, “The outlook for North American coal is positive. With strong energy demand growth, high gas prices and minimal new nuclear and hydro capacity, North American coal continues to be an important part of the US’s mixed energy portfolio. The acquisition of the West Antelope tract strengthens KEC’s asset portfolio and provides it with a platform for future value growth.”

Note: One short ton is equivalent to 0.9072 metric tonnes.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
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Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

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